Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-226381

$600,000,000

5.75% Senior Notes Due 2027

SUMMARY OF TERMS

Security:	5.75% Senior Notes Due 2027

Issuer:	Edison International (EIX)

Principal Amount:	$600,000,000

Expected Ratings of Securities*:	Baa3 / BBB- / BBB- (Negative Outlook / Negative Watch / Negative Watch) (Moody’s / S&P / Fitch)

Trade Date:	June 18, 2019

Settlement Date**:	June 21, 2019 (T+3)

Maturity Date:	June 15, 2027

Benchmark US Treasury:	2.375% due May 15, 2029

Benchmark US Treasury Price:	102-25

Benchmark US Treasury Yield:	2.063%

Spread to Benchmark US Treasury:	T + 368.7 basis points

Reoffer Yield:	5.75%

Coupon:	5.75% per annum

Coupon Payment Dates:	June 15 and December 15

First Coupon Payment Date:	December 15, 2019 (short first coupon)

Public Offering Price:	100.000% of Principal Amount

Optional Redemption:	Callable at any time prior to April 15, 2027, in whole or in part, at a “make whole” premium of T + 50 basis points. At any time on or after April 15, 2027, callable, in whole or in part, at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

CUSIP/ISIN:	281020 AN7 / US281020AN70

Joint Book-Running Managers:	Citigroup Global Markets Inc. (“Citigroup”) Mizuho Securities USA LLC (“Mizuho”) Morgan Stanley & Co. LLC (“Morgan Stanley”) RBC Capital Markets, LLC (“RBC”)

Co-Managers:	SMBC Nikko Securities America, Inc. Academy Securities, Inc. Loop Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Trade Date will be required, by virtue of the fact that the notes initially will not settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup at 1-800-831-9146, Mizuho at 1-866-271-7403, Morgan Stanley at 1-866-718-1649 or RBC at 1-866-375-6829.